UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.        )*

ASI Technology Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00208C103
(CUSIP Number)

May 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00208C103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marilyn H. Hite
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	11,894,430 (1)
	6.	Shared Voting Power	N/A
	7.	Sole Dispositive Power	11,894,430 (1)
	8.	Shared Dispositive Power	N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,894,430 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11.	Percent of Class Represented by Amount in Row (9) 7.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of shares held by The Marisite Family Trust. The reporting person is the trustee of The Marisite Family Trust, with sole voting and dispositive power.

(2)
The calculation of the percentage of shares of Common Stock beneficially owned by the reporting person is based on 170,527,068 shares of the issuer’s Common Stock outstanding as of June 4, 2010, as reported in a Current Report on Form 8-K filed by the issuer on June 4, 2010.

CUSIP No. 00208C103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Marisite Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	11,894,430
	6.	Shared Voting Power	N/A
	7.	Sole Dispositive Power	11,894,430
	8.	Shared Dispositive Power	N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,894,430
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11.	Percent of Class Represented by Amount in Row (9) 7.0% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)
The calculation of the percentage of shares of Common Stock beneficially owned by the reporting person is based on 170,527,068 shares of the issuer’s Common Stock outstanding as of June 4, 2010, as reported in a Current Report on Form 8-K filed by the issuer on June 4, 2010.

Item 1.

(a) Name of Issuer:

The name of the issuer is ASI Technology Corporation (the “Company”).

(b) Address of Issuer’s Principal Executive Offices:

4215 Fashion Square Blvd., Suite 3, Saginaw, Michigan, 48603

Item 2.

(a) Name of Person Filing:

This Schedule 13G is being jointly filed by Marilyn H. Hite and The Marisite Family Trust (the “Trust”) with respect to the Common Stock of the Company (the “Common Stock”).  Marilyn H. Hite is the Trustee of the Trust, and may be deemed to be the beneficial owner of the shares of Common Stock held by the Trust.

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of both Marilyn H. Hite and the Trust is 7260 W. Azure Drive, Suite 140-302, Las Vegas, NV 89130.

(c) Citizenship:

Marilyn H. Hite is a U.S. citizen.  The Trust is a trust organized under the laws of the State of Nevada.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

00208C103

Item 3.

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.  Marilyn H. Hite

(a) Amount beneficially owned: 11,894,430.

(b) Percent of class: 7.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 11,894,430.

(ii) Shared power to vote or to direct the vote: Not applicable.

(iii) Sole power to dispose or to direct the disposition of: 11,894,430

(iv) Shared power to dispose or to direct the disposition of: Not applicable.

B. The Marisite Family Trust

(a) Amount beneficially owned: 11,894,430.

(b) Percent of class: 7.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 11,894,430.

(ii) Shared power to vote or to direct the vote: Not applicable.

(iii) Sole power to dispose or to direct the disposition of: 11,894,430.

(iv) Shared power to dispose or to direct the disposition of: Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2010	/s/ Marilyn H. Hite MARILYN H. HITE THE MARISITE FAMILY TRUST By: /s/ Marilyn H. Hite Name: Marilyn H. Hite Title: Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 8, 2010	/s/ Marilyn H. Hite MARILYN H. HITE THE MARISITE FAMILY TRUST By: /s/ Marilyn H. Hite Name: Marilyn H. Hite Title: Trustee